PUBLIC

16021160

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Mail Processing Section

MAY 31 2016

Washington DC 409

# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

| SEC FILE NUMBER |
|---|
| 8-52511 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 04-01-15 (MM/DD/YY) AND ENDING 03-31-16 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LETSGOTRADE, INC. DBA CHOICETRADE

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

197 STATE ROUTE 18 - SUITE 3000
(No. and Street)

EAST BRUNSWICK (City) NEW JERSEY (State) 08816 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RONALD BUCKNER 732-214-2695
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RAVI VENKATARAMAN, CPA
(Name – *if individual, state last, first, middle name*)

14 COURTSIDE LANE (Address) PRINCETON (City) NEW JERSEY (State) 08540 (Zip Code)

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*





SEC-WA

## OATH OR AFFIRMATION

I, Ronald Buckner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LETSGOTRADE, INC DBA CHOICETRADE, as of MAY 26, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CELIA M. LUBUCCHIARO
Notary Public - State of New Jersey
No. 2336985
My Commission Expires ~~November 10, 2010~~ 12-10-18

Celia M. Lubucchiaro
Notary Public

[Signature]
Signature

CFO
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**LetsGoTrade, Inc**
**STATEMENTS OF FINANCIAL CONDITION**
**AS OF MARCH 31**

| | 2016 | 2015 |
|---|---|---|
| **ASSETS** | | |
| **Current Assets:** | | |
| Cash | $15,202 | $130,053 |
| Clearing Firm Accounts | 114,651 | 127,018 |
| Other Receivables | 19,263 | 99,973 |
| Prepaid Expenses ( Note 2 ) | 13,703 | 14,404 |
| Other Current Assets ( Note 8 ) | 308,125 | 327,209 |
| **Total Current Assets** | 470,944 | 698,657 |
| **Property and Equipment,** | | |
| Net of Accumulated Depreciation of $81,011 in 2016 and 2015 ( Note 1,3 ) | - | - |
| **Total Property and Equipment** | - | - |
| **Other Assets:** | | |
| Security Deposits ( Note 4 ) | 5,745 | 5,745 |
| Software Development Costs net of Accumulated Amortization of $528,848 in 2016 and $528,848 in 2015 ( Note 1,11) | - | - |
| **Total Other Assets** | 5,745 | 5,745 |
| **TOTAL ASSETS** | 476,689 | 704,402 |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | |
| **Current Liabilities:** | | |
| Accounts Payable | 28,122 | 35,931 |
| Accrued Expenses ( Note 8) | 15,000 | 87,031 |
| **Total Current Liabilities** | 43,122 | 122,962 |
| **Stockholders' Equity:** | | |
| Common Stock ( Note 6,7,10 ) | 266,108 | 265,443 |
| Preferred Stock ( Note 10 ) | 40 | 40 |
| Additional Paid-in Capital | 3,766,657 | 3,700,864 |
| Retained Earnings | ($3,599,238) | ($3,384,907) |
| **Total Stockholders' Equity** | 433,567 | 581,440 |
| **TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY** | $476,689 | $704,402 |

The Notes to Financial Statements are an integral part of these statements.

**LetsGoTrade, Inc**
**STATEMENTS OF FINANCIAL CONDITION**
**AS OF MARCH 31**

| | 2016 | 2015 |
|---|---|---|
| **ASSETS** | | |
| **Current Assets:** | | |
| Cash | $15,202 | $130,053 |
| Clearing Firm Accounts | 114,651 | 127,018 |
| Other Receivables | 19,263 | 99,973 |
| Prepaid Expenses ( Note 2 ) | 13,703 | 14,404 |
| Other Current Assets ( Note 8 ) | 308,125 | 327,209 |
| **Total Current Assets** | 470,944 | 698,657 |
| **Property and Equipment,** | | |
| Net of Accumulated Depreciation of $81,011 in 2016 and 2015 ( Note 1,3 ) | - | - |
| **Total Property and Equipment** | - | - |
| **Other Assets:** | | |
| Security Deposits ( Note 4 ) | 5,745 | 5,745 |
| Software Development Costs net of Accumulated Amortization of $528,848 in 2016 and $528,848 in 2015 ( Note 1,11) | - | - |
| **Total Other Assets** | 5,745 | 5,745 |
| **TOTAL ASSETS** | 476,689 | 704,402 |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | |
| **Current Liabilities:** | | |
| Accounts Payable | 28,122 | 35,931 |
| Accrued Expenses ( Note 8) | 15,000 | 87,031 |
| **Total Current Liabilities** | 43,122 | 122,962 |
| **Stockholders' Equity:** | | |
| Common Stock ( Note 6,7,10 ) | 266,108 | 265,443 |
| Preferred Stock ( Note 10 ) | 40 | 40 |
| Additional Paid-in Capital | 3,766,657 | 3,700,864 |
| Retained Earnings | ($3,599,238) | ($3,384,907) |
| **Total Stockholders' Equity** | 433,567 | 581,440 |
| **TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY** | $476,689 | $704,402 |

The Notes to Financial Statements are an integral part of these statements.